SECURI 06002661 IISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C. 199

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SEC FILE NUMBER
8-66643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TESSERA CAPITAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONNA DIMARIA 212-209-3822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

120 ALBANY STREET, SUITE 201 NEW BRUNSWICK, NEW JERSEY 08901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONNA DIMARIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TESSERA CAPITAL SERVICES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YELENA FURMAN
NOTARY PUBLIC-STATE OF NEW YOR
No. 01FU6120945
Qualified in Kings County
Commission Expires January 03, 20

Donna DiMaria
Signature

CEO/CCO
Title

Y. Furman 2/24/06
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tessera Capital Services, LLC
Table of Contents
December 31, 2005

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Members,
Tessera Capital Services, LLC:

We have audited the accompanying statements of financial condition of Tessera Capital Services, LLC as of December 31, 2005 and 2004, and the related statements of operations and cash flows for the year ended December 31, 2005 and the period June 30, 2004 (date of inception) through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tessera Capital Services, LLC as of December 31, 2005 and 2004, and the related statements of operations and cash flows for the year ended December 31, 2005 and the period June 30, 2004 (date of inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 4, 2006

Tessera Capital Services, LLC
Statements of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Current assets		
Cash	$ 13,746	$ 12,331
Prepaid expenses and other current assets	2,368	2,000
Total current assets	16,114	14,331
	$ 16,114	$ 14,331

Liabilities and Member's Capital

	2005	2004
Current liabilities		
Accounts payable and accrued expenses	$ 4,400	$ --
Due to related party	2,432	--
Total current liabilities	6,832	--
Commitments and contingent liabilities		
Member's capital	9,282	14,331
	$ 16,114	$ 14,331

The Notes to Financial Statements are an integral part of these statements.

Tessera Capital Services, LLC
Statements of Operations
For the Year Ended December 31, 2005 and the Period June 30, 2004 (Date of Inception) Through December 31, 2004

	2005	2004
Revenues		
Service fees	$ 5,000	$ --
Expenses		
Licenses and regulatory fees	3,309	456
Insurance	344	518
Bank charges	14	--
Professional fees	8,950	--
Exams and registrations	--	4,695
Administrative charges	29,777	--
	42,394	5,669
Net loss	(37,394)	(5,669)
Member's capital - beginning of period	14,331	--
Contributions	32,345	20,000
Member's capital - end of period	$ 9,282	$ 14,331

The Notes to Financial Statements are an integral part of these statements.

Tessera Capital Services, LLC
Statements of Cash Flows
For the Year Ended December 31, 2005 and the Period June 30, 2004 (Date of Inception) Through December 31, 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ (37,394)	$ (5,669)
Adjustments to reconcile net loss to net cash used in operating activities:		
Administrative charges	27,345	--
Changes in assets and liabilities:		
Prepaid expenses and other current assets	(368)	(2,000)
Accounts payable and accrued expenses	4,400	--
Due to related party	2,432	--
Net cash used by operating activities	(3,585)	(7,669)
Cash flows provided by financing activities		
Member contributions	5,000	20,000
Net change in cash	1,415	12,331
Cash		
Beginning of period	12,331	--
End of period	$ 13,746	$ 12,331

The Notes to Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations
Tessera Capital Services, LLC ("the Company") was formed in June 2004 in the State of Delaware, operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company provides sales and marketing, marketing support, client services for LLC's, LP's and/or investment managers with products, funds or strategies falling under the definition of Regulation D offerings, which includes products such as single strategy hedge funds, fund of fund vehicles and funds relating to real estate and private equity.

Revenue Recognition
The Company receives commissions for referring potential investors to funds and investment management firms that operate LP's, LLS's and Reg D offerings and records the related revenue and expenses on a trade-date basis. For the year ended December 31, 2005 and the period June 30, 2004 (date of inception) through December 31, 2004, the Company earned retainer fees in the amount of $5,000 and $-0-, respectively. These retainer fees have been included in service fee revenue.

Income Taxes
The income of the Company is included in the current taxable income of the member. Consequently, net income (loss) is presented without a provision for income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $6,914 and $12,331, respectively, which is in excess of their required net capital of $5,000 by $1,914 and $7,331, respectively. At December 31, 2005 and 2004, the Company's aggregate indebtedness to net capital ratios were .9881 to 1 and 0 to 1, respectively.

3. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

4. Concentrations

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

5. Related Party Transactions

The Company has an expense sharing agreement with its sole member (the Parent) (see Note 6). The Parent pays certain general and administrative expenses on behalf of the Company. For the year ended December 31, 2005 and the period June 30, 2004 (date of inception) through December 31, 2004, the Parent charged the Company $29,777 and $-0-, respectively, in accordance with the expense agreement, $27,345 of which was considered to be additional member contributions of the Parent. At December 31, 2005 and 2004, amounts due to related party were $2,432 and $-0-, respectively. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2005, therefore, they have been included in the statements of financial condition as current.

6. Commitments and Contingencies

The Company's overhead expenses are paid by the Parent (see Note 5). The Company has a continuous agreement with the Parent until amended in writing by either party at their sole discretion. This expense agreement was established to have the Parent pay certain expenses on behalf of the Company. These expenses are billed directly to the Parent by the vendors. The Company has no obligation, direct or indirect, to compensate the Parent or any third party.

SUPPLEMENTARY INFORMATION

Tessera Capital Services, LLC
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 and 2004

	2005	2004
Net capital		
Total member's capital	$ 9,282	$ 14,331
Deductions and/or charges		
Nonallowable assets		
Other current assets	(2,368)	(2,000)
Net capital	$ 6,914	$ 12,331
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	4,400	$ --
Due to related party	2,432	--
Total aggregate indebtedness	$ 6,832	$ --
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 1	$ 1
Minimum net capital under rule 15c3-1(a)(2)(i)	$ 5,000	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]	$ 5,000	$ 5,000
Excess net capital at 1,000%	$ 6,231	$ 12,331
Excess net capital at 1,500%	$ 6,459	$ 12,331
Ratio: Aggregate Indebtedness to Net Capital	0.9881 to 1	0 to 1

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members,
Tessera Capital Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Tessera Capital Services, LLC, (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Reconciliation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Tessera Capital Services, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Withum Smith + Brown, PC

February 4, 2006